Exhibit 99.3

Vector Tobacco Inc.
Financial Statements
as of December 31, 2014 and 2013,
and for each of the three years
ended December 31, 2014, 2013 and 2012

Vector Tobacco Inc.
Index
December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the
Shareholder of Vector Tobacco Inc.:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Tobacco Inc. (the “Company”), a wholly-owned subsidiary of Vector Group, Ltd., at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
March 4, 2015

Vector Tobacco Inc.
Balance Sheets
December 31, 2014 and 2013
(in thousands of dollars)

	2014	2013
Assets
Current assets
Cash and cash equivalents	$7,270	$10,785
Accounts receivable — trade, less allowances of $74 and $114, respectively	3,011	1,505
Due from related parties	1,524	1,215
Inventories	8,131	7,434
Deferred income taxes	4,187	4,434
Income tax receivable, net	1,984	379
Other current assets	602	663
Total current assets	26,709	26,415
Intangible asset associated with benefit under the Master Settlement Agreement	107,511	107,511
Deferred income taxes	90,397	96,735
Due from related parties	17,778	9,595
Other assets	2,526	2,236
Total assets	$244,921	$242,492
Liabilities and Shareholder's Equity
Current liabilities
Current payments due under the Master Settlement Agreement	$7,966	$8,737
Due to related parties	3,053	3,135
Accrued promotional expenses	2,220	2,086
Accounts payable - trade	—	27
Allowance for sales returns	430	130
Deferred income taxes	2,373	2,310
Other current liabilities	754	227
Total current liabilities	16,796	16,652
Deferred income taxes	36,915	34,029
Long-term payments due under the Master Settlement Agreement	1,806	1,905
Total liabilities	55,517	52,586
Commitments and contingencies
Shareholder's equity
Common shares ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding) *	—	—
Additional paid-in capital	293,892	303,892
Accumulated other comprehensive income	115	115
Accumulated deficit	(104,603)	(114,101)
Total shareholder's equity	189,404	189,906
Total liabilities and shareholder's equity	$244,921	$242,492
* Common shares pledged as collateral for Vector Tobacco Inc.'s guarantee of Vector Group, Ltd.'s debt (see Note 1).
The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Operations
Years Ended December 31, 2014, 2013 and 2012
(in thousands of dollars)

	2014	2013	2012
Revenues *	$166,247	$107,584	$86,619
Expenses
Cost of goods sold *	142,281	76,116	58,117
Operating, selling, administrative and general expenses	6,343	5,545	2,384
Management fees paid to Vector Group, Ltd.	500	500	500
Operating income	17,123	25,423	25,618
Other income (expense)
Interest income	643	73	—
Interest expense	—	—	(193)
Income before provision for income taxes	17,766	25,496	25,425
Income tax expense	(8,268)	(4,682)	(5,385)
Net income	$9,498	$20,814	$20,040

*	Revenues and cost of goods sold include net federal excise taxes of $81,701, $52,180 and $41,489 for the years ended December 31, 2014, 2013 and 2012, respectively.

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Comprehensive Income
Years Ended December 31, 2014, 2013 and 2012
(in thousands of dollars)

	2014	2013	2012
Net income	$9,498	$20,814	$20,040

Net change in pension-related amounts	—	(107)	—
Other comprehensive loss	—	(107)	—

Income tax effect on pension-related amounts	—	(78)	—
Income tax expense on other comprehensive loss	—	(78)	—

Other comprehensive loss, net of tax	—	(185)	—

Comprehensive income	$9,498	$20,629	$20,040

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statement of Shareholder's Equity
Years Ended December 31, 2014, 2013 and 2012
(in thousands of dollars, except for share data)

	Common Shares
	Shares		Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholder's Equity
Balance, January 1, 2012	100	*	$—	$329,392	$300	$(154,955)	$174,737
Net Income	—		—	—	—	20,040	20,040
Other Comprehensive Income	—		—	—	—	—	—
Distributions	—		—	(21,500)	—	—	(21,500)
Balance, December 31, 2012	100	*	—	307,892	300	(134,915)	173,277
Net Income	—		—	—	—	20,814	20,814
Other Comprehensive Loss	—		—	—	(185)	—	(185)
Distributions	—		—	(4,000)	—	—	(4,000)
Balance, December 31, 2013	100	*	—	303,892	115	(114,101)	189,906
Net Income	—		—	—	—	9,498	9,498
Other Comprehensive Loss	—		—	—	—	—	—
Distributions	—		—	(10,000)	—	—	(10,000)
Balance, December 31, 2014	100	*	$—	$293,892	$115	$(104,603)	$189,404
*Common shares pledged as collateral for Vector Tobacco Inc.’s guarantee of Vector Group, Ltd.'s debt (see Note 1).

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Cash Flows
Years Ended December 31, 2014, 2013 and 2012
(in thousands of dollars)

	2014	2013	2012
Cash flows from operating activities
Net income	$9,498	$20,814	$20,040
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	10	3
Deferred income taxes	7,432	4,573	4,348
Changes in assets and liabilities:
Trade accounts receivable, net of allowances	(1,506)	(1,240)	276
Inventories	(697)	(2,361)	(1,166)
Other assets	(10)	(83)	(194)
Accounts payable - trade	(27)	(61)	80
Due (from) to related parties	(391)	(4,297)	1,058
Other current liabilities	863	683	1,146
Income taxes	498	(82)	(218)
Employee benefits	—	(300)	(1,690)
Payments due under the Master Settlement Agreement	(773)	3,547	668
Net cash provided by operating activities	14,887	21,203	24,351
Cash flows from investing activities
Loan financing agreements made to ZOOM, LLC	(8,183)	(9,595)	—
Increase in cash surrender value of life insurance policies and other	(219)	(218)	(219)
Net cash used in investing activities	(8,402)	(9,813)	(219)
Cash flows from financing activities
Distributions to Vector Group, Ltd.	(10,000)	(4,000)	(21,500)
Net cash used in financing activities	(10,000)	(4,000)	(21,500)
Net (decrease) increase in cash and cash equivalents	(3,515)	7,390	2,632
Cash and cash equivalents
Beginning of period	10,785	3,395	763
End of period	$7,270	$10,785	$3,395
Supplemental disclosures of cash flow information
Cash payments during the period for
Income taxes	$338	$191	$1,254

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

1.	Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group, Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of conventional cigarettes in the United States through their USA, Silver Eagle, and Eagle 20 brands.

Liggett Group LLC (“Liggett”), a company affiliated through common ownership, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Liggett Vector Brands LLC (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations, including Vector Tobacco and Liggett. In consideration of the duties performed at Liggett Vector Brands on behalf of the Company, a portion of its sales, marketing, manufacturing, distribution, and administrative expenses are reimbursed by Vector Tobacco (see Note 9).

Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, shareholder's equity and cash flows in the future or what its results of operations, financial position, shareholder's equity and cash flows would have been had the Company been a standalone company during the periods presented.

Vector and VGR are holding companies and, as a result, do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments, and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which requires interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During 2014, 2013 and 2012 Vector Tobacco made distributions of $10,000, $4,000, and $21,500 respectively, to VGR.

11% Senior Secured Notes due 2015

At December 31, 2012 Vector had $415,000 of principal outstanding of its 11% Senior Secured Notes due 2015 (the “Senior Secured Notes”). The Senior Secured Notes were sold in August 2007 ($165,000), September 2009 ($85,000), April 2010 ($75,000) and December 2010 ($90,000) in private offerings to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

The 11% Senior Secured Notes were guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's consolidated balance sheets, consolidated statements of operations, and consolidated statements of stockholder's equity as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, do not reflect any amounts related to these notes.

On January 29, 2013, Vector announced a cash tender offer with respect to any and all of the outstanding $415,000 principal amount of its 11% Senior Secured Notes due 2015. The Company retired $336,315 of the 11% Senior Secured Notes at a premium of 104.292%, plus accrued and unpaid interest on February 12, 2013. The remaining $78,685 of the 11% Senior Secured Notes were called and retired on March 14, 2013 at a redemption price of 103.667% plus accrued and unpaid interest.

7.75% Senior Secured Notes due 2021

In February 2013, Vector issued $450,000 of its 7.75% Senior Secured Notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The aggregate net proceeds from the issuance of the 7.75% Senior Secured Notes were approximately $438,250 after deducting offering expenses. Vector used the net proceeds of the issuance for a cash tender offer announced on January 29, 2013, with respect to any and all of its outstanding 11% Senior Secured Notes due 2015.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

On April 15, 2014, Vector completed the sale of $150,000 principal amount of its 7.75% Senior Secured Notes due 2021 for a price of 106.750% in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. Vector received net proceeds of approximately $158,670 after deducting underwriting discounts, commissions, fees and offering expenses.
In August 2014, Vector completed an offer to exchange the 7.75% Senior Secured Notes issued in April 2014 for an equal amount of newly issued 7.75% Senior Secured Notes due 2021. The new 7.75% Senior Secured Notes have substantially the same terms as the original notes, except that the new 7.75% Senior Secured Notes have been registered under the Securities Act.
The 7.75% Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's consolidated balance sheets, consolidated statements of operations, and consolidated statements of stockholder's equity as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, December 31, 2013, and December 31, 2012, do not reflect any amounts related to these notes.

Vector Tobacco's cash flows from operations may be utilized to fund the interest and debt obligation of the 7.75% Senior Secured Notes via distributions by Vector Tobacco to VGR to Vector.

Additional Parent Company Notes

As of December 31, 2014, Vector has debt with a net amount of approximately $268,285 (face amount $513,750) in addition to the 7.75% Senior Secured Notes. This $268,285 is not reflected in Vector Tobacco's financial statements as these obligations are not collateralized by Vector Tobacco's assets nor has Vector Tobacco guaranteed these obligations. It is anticipated that the majority of the payments on this $268,285 will be funded by Vector's tobacco operations.

In addition to the 7.75% Senior Secured Notes, the Company may have to fund certain deferred income tax liabilities of Vector (see Note 5).

General Corporate Expenses

General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, employee benefits and other services and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on both specific identification for certain expenses and relative percentage of the Company's revenues and expenses to Vector's total costs. All of these allocations are reflected in management fees paid to Vector in the Company’s statements of operations of $500 in each of 2014, 2013 and 2012.

The Company and Vector consider these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company. Actual costs which may have been incurred if the Company had been a standalone company in 2014, 2013 and 2012, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are for Vector Tobacco only and exclude its wholly-owned subsidiary, VT Aviation LLC, as Vector consolidates this entity as its primary beneficiary.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include inventory valuation, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances and Master Settlement Agreement (“MSA”) liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of ninety days or less. Interest on short-term investments is recognized when earned. The carrying value of cash and cash equivalents, restricted assets and short-term loans approximates their fair value. The Company places its cash and cash equivalents with large commercial banks. Federal Deposit Insurance Corporation (“FDIC”) and Securities Investor Protection Corporation (“SIPC”) continue to insure these balances up to $250 for FDIC and $500 SIPC through 2014. The carrying amount of bank deposits, including amounts classified as cash and cash equivalents, was $7,270 and $10,785 at December 31, 2014 and 2013, respectively. The FDIC and SIPC continue to insure these balances up to their respective insurable limits.

Accounts Receivable

Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts and terms discounts was $74 and $114 at December 31, 2014 and 2013, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined using the last-in, first-out ("LIFO") method. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

Intangible Asset

The Company has recorded a indefinite-lived intangible asset of $107,511 which relates to the payment exemption of The Medallion Company Inc. ("Medallion"), acquired in April 2002, under the MSA agreement. Payments under the MSA continue in perpetuity. An annual review of this intangible asset is conducted for potential impairment as the Medallion exemption is not subject to amortization due to its indefinite useful life (see Note 3). The Company believes it will realize the benefit of the exemption for the foreseeable future.

Other Assets

Other current assets were $602 and $663 at December 31, 2014 and 2013. Other current assets included letters of credit securing bonds of $241 and $241 at December 31, 2014 and 2013, respectively, with the remainder related to prepaid expenses, including insurance.

Other non-current assets of $2,526 and $2,236 as of December 31, 2014 and 2013, respectively, are primarily related to the cash surrender values of certain life insurance policies.

Revenue Recognition

Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is pervasive evidence of an arrangement, the sales price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries. Certain sales incentives, including promotional price discounts, are classified as reductions of net sales. The Company’s accounting policy is to include federal excise taxes in revenues and cost of goods sold. Since the Company’s line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines at the Company and industry wide levels, regulation, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

Shipping and Handling Costs

Shipping and handling costs related to sales transactions are not billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $1,011, $621 and $446 for 2014, 2013 and 2012, respectively, are recorded in operating, selling, administrative and general expenses.

Advertising Costs

Advertising and related agency costs are expensed as incurred and were $813, $785, and $47 for the years ended December 31, 2014, 2013, and 2012 respectively. These costs are recorded as operating, selling, administrative and general expenses.

Stock Options

The Company, through an affiliate, accounts for employee stock compensation plans by measuring compensation cost for share-based payments at fair value.

Employee Benefits

Vector Tobacco has no employees. Employees of Liggett Vector Brands perform services for Vector Tobacco and associated expenses, including benefits, of such employees are allocated to Vector Tobacco.

A former senior executive of Liggett Vector Brands, who retired in 2012, provided services to Vector Tobacco and participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector and such expenses were allocated from Vector to the Company. The cost of providing retiree pension benefits is actuarially determined and accrued over the service period of the active employee group. The funded status of the defined benefit pension plan is recognized on the balance sheet. The measurement date for determining the funded status of the plans is December 31, 2014 and 2013. As of December 31, 2014 and 2013, Vector Tobacco had no remaining liabilities under the SERP.

Income Taxes
The Company accounts for income taxes under the liability method and in accordance with the terms of the tax sharing agreement with Vector Group. The Company records deferred taxes for the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized. A current tax provision is recorded for income taxes currently payable.

The Company follows authoritative guidance for accounting for uncertainty in income taxes, which requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The guidance requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

Although indefinite-lived intangible assets and goodwill are not amortized, the Company recognizes deferred tax liabilities and assets for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such assets. Because indefinite-lived intangible assets are not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the assets become impaired or are disposed of. Therefore, the reversal of the deferred tax liability related to the Medallion intangible asset is no longer considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company is required to record a deferred tax asset valuation allowance totaling approximately $4,933 and $6,172 as of December 31, 2014 and 2013, respectively.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

Vector Tobacco’s federal income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company is included in the consolidated federal tax return with Vector and its other U.S. subsidiaries (see Note 5).

Legal Costs

The Company records any product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred.

The Company records provisions in its financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Legal defense costs are expensed as incurred. Litigation is subject to many uncertainties, and it is possible that the Company’s financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any tobacco-related litigation.
Distributions and Dividends on Common Shares
The Company records distributions on its common shares as dividends in its statement of shareholder's equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction of additional paid-in-capital.

Comprehensive Income

The Company early adopted authoritative guidance on comprehensive income. This guidance requires entities to present components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements. The items are presented before related tax effects with detailed amounts shown for the income tax expense or benefit related to each component of other comprehensive income. Other comprehensive income is a component of shareholder's equity and relates to pension adjustments. The Company’s comprehensive income was $9,498, $20,629 and $20,040 for the years ended December 31, 2014, 2013 and 2012, respectively. The accumulated other comprehensive income balance of $115 and $115 as of December 31, 2014 and December 31, 2013, respectively, all related to pensions.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents and long-term loans approximate their fair value.

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$7,270	$7,270	$10,785	$10,785
Due from related parties	17,778	17,778	9,595	9,595
Total	$25,048	$25,048	$20,380	$20,380

New Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40)-Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance to United States Generally Accepted Accounting Principles ("U.S. GAAP") about management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 (1) defines the term substantial doubt, (2) requires an evaluation of every reporting period including interim periods, (3) provides principles for considering the mitigating effect of management’s plan, (4) requires

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) requires an express statement and other disclosures when substantial doubt is not alleviated, and (6) requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for annual periods beginning after December 15, 2016 and interim periods within those reporting periods. Earlier adoption is permitted. This ASU is not anticipated to have a material impact on the Company's financial statements and notes to the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This ASU is the result of a convergence project between the FASB and the International Accounting Standards Board. The core principle behind ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for delivering those goods and services. This model involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction prices to the performance obligations in the contract and recognizing revenue when (or as) the entity satisfies the performance obligations. The guidance in the ASU supersedes existing revenue recognition guidance and is effective for annual reporting periods beginning after December 15, 2016 with early application not permitted. The ASU allows two methods of adoption; a full retrospective approach where three years of financial information are presented in accordance with the new standard, and a modified retrospective approach where the ASU is applied as a cumulative effect adjustment as of the date of adoption. The Company is currently evaluating the impact of adopting the new standard but does not anticipate it will have a material impact on the Company's financial statements or notes to the financial statements.

In April, 2014, the Financial Accounting Standards Board issued final guidance to change the criteria for reporting discontinued operations while enhancing disclosures in this area (Accounting Standards Update (“ASU”) No. 2014-08). Under the new guidance, only disposals representing a strategic shift, such as a major line of business, a major geographical area or a major equity investment, should be presented as discontinued operations. The guidance will be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date. The guidance is effective for annual financial statements with fiscal years beginning on or after December 15, 2014 with early adoption permitted for disposals or classifications as held for sale which have not been reported in financial statements previously issued or available for issuance. Vector Tobacco will adopt the guidance effective January 1, 2015 and the guidance is not anticipated to have a material impact on the Company's financial statements and notes to the financial statements.

In March, 2014, the Emerging Issues Task Force (the “Task Force”) reached a final consensus to amend the accounting guidance for share compensation tied to performance targets (Issue No. 13-D). The objective of this guidance is to clarify the accounting treatment of certain types of performance conditions in share-based compensation awards, more specifically, when performance targets can be achieved after the requisite service period. The Task Force concluded that performance criteria subsequent to a service period vesting requirement should be treated as vesting conditions, and as a result, this type of performance condition may delay expense recognition until achievement of the performance target is probable. Issue No. 13-D will be effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015, and early adoption is permitted. The adoption of this guidance is not anticipated to have a material impact on the Company's financial statements or notes to the financial statements.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Vector Tobacco’s customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Three customers accounted for approximately 21%, 12%, and 11% respectively, of revenues in 2014. Two customers accounted for approximately 29%, and 11% , respectively, of revenues in 2013. Two customers accounted for approximately 55%, and 16%, respectively, of revenues in 2012. Vector Tobacco's two largest single customer receivable balances represented approximately 16% and 16% of net accounts receivable at December 31, 2014 and 15% and 13% as of December 31, 2013. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no security is required. Vector Tobacco maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s expectations.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

Vector Tobacco maintains cash deposits and money market accounts with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.

Revision of Previously Reported Cash Flows From Financing and Investing Activities

During the preparation of the Company’s first quarter 2014 financial statements, a misclassification was identified which resulted in the Company revising its previously reported cash flow statement for the year ended December 31, 2013 to correctly present its intercompany loan made to Zoom LLC of $9,595 as an investing activity, rather than a financing activity. This change had no effect on previously reported net income, assets, shareholders’ equity or cash flows from operations. There is no resulting impact to the December 31, 2014 financial statements. The misclassification was not material to the previously reported financial statements. The December 31, 2013 cash flow statement has been revised within these financial statements.

Out of Period Adjustment

In the first quarter of 2013, an out of period adjustment was recorded to reduce pension expense by $300, which was not material to the current financial statements or prior year annual financial statements.

Subsequent Events

The Company has evaluated events that occurred subsequent to December 31, 2014, through the financial statement issue date of March 4, 2015, and determined there were no other recordable or reportable subsequent events.

3.	Medallion Acquisition and Intangible Asset

On April 1, 2002, the Company acquired the stock of Medallion and certain related assets from Medallion’s principal stockholder. The total purchase price consisted of $50,000 in cash and $60,000 in promissory notes, which were subsequently fully repaid.

Medallion, formerly a discount cigarette manufacturer headquartered in Richmond, Virginia, is a participant in the Master Settlement Agreement ("MSA") between the state Attorneys General and the tobacco industry. Medallion has no payment obligations under the MSA agreement except to the extent its market share exceeds approximately 0.28% of total cigarettes sold in the United States (approximately 742 million cigarettes in 2014).

In connection with the acquisition of Medallion, the Company allocated $107,511 of the total purchase price of $110,000 to Medallion’s exemption under the MSA. This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. In evaluating an intangible asset for impairment, the Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. Among other relevant events and circumstances that affect the fair value of reporting units, the Company considers individual factors such as macroeconomic conditions, changes in the industry and the markets in which the Company operates as well as the historical and expected future financial performance. If we conclude that it is more likely than not that fair value is less than its carrying value, recoverability of an intangible asset is evaluated using a two-step process. The first step involves a comparison of the fair value to the Company's carrying amount. If the carrying amount exceeds the fair value, the second step is performed. The second step involves a comparison of the implied fair value and carrying value of the intangible asset. To the extent that the carrying amount exceeds the implied fair value of the intangible asset, an impairment loss is recognized.

The annual test was performed in the fourth quarter of 2014, 2013 and 2012, respectively, resulting in no impairment.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

4.	Inventories

Inventories consist of the following at December 31:

	2014	2013
Finished goods, at current cost	$8,335	$7,540
LIFO adjustment	(204)	(106)
	$8,131	$7,434
Each year, the Company capitalizes in inventory that portion of its MSA liability related to cigarettes shipped to public warehouses but not sold. The amount of capitalized MSA cost in finished goods inventory was $2,718 and $2,399 at December 31, 2014 and 2013, respectively (see Note 8).
Since January 1, 2004, most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (see Note 9) and as such, Vector Tobacco generally does not hold raw materials or tobacco leaf in inventory.
All of the Company's inventories at December 31, 2014 and December 31, 2013 have been reported under the LIFO method.

5.	Income Taxes

Vector Tobacco’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company and its non-consolidated, wholly-owned subsidiary VT Aviation currently are included in the consolidated federal income tax return of its ultimate parent, Vector.

The amounts provided for income taxes are as follows:

	2014	2013	2012
Current
Federal	$—	$—	$—
State	836	1,938	1,382
	$836	$1,938	$1,382
Deferred
Federal	$6,164	$3,029	$3,807
State	1,268	(285)	196
	$7,432	$2,744	$4,003
Total tax provision	$8,268	$4,682	$5,385

Vector Tobacco’s operations are included in the consolidated federal and state income tax returns of its indirect parent, Vector. At December 31, 2014 and 2013, a valuation allowance has been provided against the Company's deferred tax assets in the amount of $4,933 and $6,172, respectively, as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The Company evaluates the realizability of its net deferred tax assets and its estimate is subject to change. The reversal of deferred tax liabilities related to the Medallion intangible asset are not considered a source of future taxable income in assessing the realization of deferred tax assets.

During the preparation of the Company's first quarter 2014 financial statements, the Company revised its previously reported December 31, 2013 and 2012 income tax receivable, non-current deferred tax assets and accumulated deficit due to an error in the Company's tax provision. The error relates solely to a net operating loss and income tax receivable under a tax sharing agreement between the Company and Vector. Amounts related to the prior periods are not considered material to the financial statements taken as a whole, but were revised in 2014 for purposes of comparability.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

The following table shows the previously reported balances and the corrected balances for the affected accounts as of
December 31, 2013 and 2012.

	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2012
	Previously Reported Balance	Corrected Balance	Previously Reported Balance	Corrected Balance

Income tax receivable, net	$7,956	$379	$1,471	$297
Deferred income taxes	$92,151	$96,735	$99,894	$99,894
Accumulated deficit	$(111,108)	$(114,101)	$(133,741)	$(134,915)
Income tax expense	$2,863	$4,682	$4,211	$5,385
Net Income	$22,633	$20,814	$21,214	$20,040

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows as of December 31:

	2014		2013
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$204	$—	$99	$—
Inventories	15	2,373	15	2,310
Compensation, benefits and related items	—	78	—	78
Amortization of intangibles	—	36,837	—	33,951
Settlement payments	3,968	—	4,320	—
Net operating losses ("NOL")	95,330	—	102,907	—
Valuation allowance	(4,933)	—	(6,172)	—
Total deferred tax	$94,584	$39,288	$101,169	$36,339

Differences between the amounts provided for income taxes and amounts computed at federal statutory tax rates are summarized as follows for the years ended December 31:

	2014	2013	2012
Income before income taxes	$17,766	$25,496	$25,425

Federal income tax expense at statutory rate	$6,218	$8,924	$8,899
State income taxes, net of federal taxes	2,027	1,745	1,026
Other changes due to changes in state income tax rates	(117)	—	(70)
Change in estimated utilization of NOLs	140	(5,987)	(4,470)
Income tax expense	$8,268	$4,682	$5,385

There were no unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012, respectively. The Company classifies all tax-related interest and penalties as income tax expense.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

In 2013, the Internal Revenue Service concluded an audit of Vector's income tax return for the year ended December 31, 2009. There was no material impact on the Company’s consolidated financial statements as a result of the audit.

6.     Defined Benefit Plans

During 2012, a senior officer of the Company participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector where Vector will pay supplemental retirement benefits to certain key employees. The Company recognized income of $0, and $300 and expensed $20 in relation to the SERP plan during 2014, 2013 and 2012, respectively. The executive retired on January 3, 2012 and the Company's payment under the SERP was made in July 2012. The Company paid a lump sum amount to the retiring plan participant.

As of December 31, 2013, Vector Tobacco had no remaining future obligations under the SERP.

7.	Operating Leases

Vector Tobacco and Liggett are parties to an annually renewable operating agreement under which Vector Tobacco leases space and certain equipment in Liggett's manufacturing and storage facility. Vector Tobacco paid $198, $200 and $202 under this agreement in 2014, 2013 and 2012, respectively.

8.    Commitments and Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Liggett, Vector Tobacco has not been named as a defendant in any such actions.

Master Settlement Agreement

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the “Original Participating Manufacturers” or “OPMs”) (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

of the Settling States. The MSA received final judicial approval in each Settling State. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

As a result of the MSA, the Settling States released Vector Tobacco and other Participating Manufacturers from:

•
all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•
all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.
Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States (approximately 742 million cigarettes in 2014). For the years ended December 31, 2014, 2013 and 2012, Vector Tobacco's domestic shipments accounted for approximately .6%, .3% and .3%, respectively, of the total cigarettes shipped in the United States. If Vector Tobacco’s market share exceeds its respective market share exemption in a given year, then by April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year on April 15, 2014. On December 31, 2014, Vector Tobacco paid $20,000 of their estimated $28,000 2014 MSA obligation.

Certain MSA Disputes
NPM Adjustment.  In March 2006, an economic consulting firm, selected pursuant to the MSA, determined that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers, to non-participating manufacturers ("NPMs"), for 2003. This is known as the “NPM Adjustment.” The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to potential NPM Adjustments to each of their 2003 - 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007 - 2013 payments pursuant to agreements entered into between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers for each of those years. A Settling State that has diligently enforced its qualifying escrow statute in the year in question

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

may be able to avoid allocation of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.

For 2003 to 2013, Vector Tobacco disputed that they owed the Settling States the NPM Adjustments as calculated by the MSA's independent auditor. As permitted by the MSA, Vector Tobacco withheld payment or paid into a disputed payment account the amounts associated with these NPM Adjustments.

Notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States involving the application of the NPM Adjustment for 2003 and whether it was to be determined through litigation or arbitration. These actions related to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that decided the issue ruled that the 2003 NPM Adjustment dispute was arbitrable.

In response to a proposal from the OPMs and many of the SPMs, 45 of the Settling States, representing approximately 90% of the allocable share of the Settling States, entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. In exchange the OPMs and SPMs agreed to a 20% reduction in amounts recovered for the NPM Adjustment for 2003. In June 2010, the three person arbitration panel was selected. In November 2011, the Participating Manufacturers advised the arbitration panel that they were not contesting diligent enforcement of 16 Settling States for 2003. Substantive hearings commenced in April 2012 and were completed in June 2013.

In December, 2012, the Participating Manufacturers entered into a “term sheet” with 20 Settling States, setting out terms for settlement of the NPM Adjustment for 2003 - 2012 and addressing the NPM Adjustment with respect to those states for future years. Certain of the non-settling states objected to the settlement. In March 2013, the arbitration panel entered a Stipulated Partial Settlement and Award which, among other things, overruled the objections of the non-settling states and directed the independent auditor to implement certain terms of the term sheet effective with the 2013 MSA payments. In May 2013, two additional states joined the settlement and in June 2014, another two states joined the settlement. Several non-settling states are attempting to vacate the settlement award by filing state court actions. In Idaho, a trial court denied that state's motion to vacate; and the state appealed that denial. In Colorado, a trial court also denied that state's motion to vacate; Colorado did not appeal. Although certain terms of the settlement were implemented by the independent auditor on April 15, 2013, no assurance can be given as to the ultimate outcome of the non-settling states' challenges.

As a result of the settlements, Vector Tobacco recognized $482 of income in 2013 and $99 in 2014. The remaining NPM Adjustment accrual of $1,806 at December 31, 2014, relates to disputed amounts Vector Tobacco has withheld from non-settling states for 2004-2010. Approximately $865 remains in the disputed payments accounts relating to the NPM Adjustment dispute with these non-settling states.

Disputes over the NPM Adjustments for 2004-2013 remain to be arbitrated with the states that have not joined the settlement.

"Gross" v. "Net" Calculations.

In October 2004, the independent auditor notified Vector Tobacco and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been re-calculated using “net” units, rather than “gross” units (which had been used since 1999). Liggett objected to this retroactive change and disputed the change in methodology. Vector Tobacco did not formally object to this change in methodology. However, due to the strength of Liggett’s challenge to this change in methodology, Vector Tobacco, through December 31, 2012, continued to accrue its MSA obligations on a “gross” basis.

Following an arbitration panels ruling in the dispute between Liggett and the states in February 2013, Vector Tobacco concluded that the probability of the MSA calculation reverting back to a “gross” basis is remote. As such, in 2014 Vector Tobacco accrued its MSA obligations on a “net” basis and will continue to do so in future years. In conjunction with this decision, as of December 31, 2013, Vector Tobacco reversed its previously held accrual of $3,075 related to this "gross vs. net" dispute, resulting in $3,075 increase in earnings for the year ended December 31, 2013.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

The activity in the Company's accruals for tobacco litigation for the twelve months ended December 31, 2014 was as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2014	$8,737	$1,905
Expenses	27,480	—
NPM settlement adjustment	—	(76)
Change in MSA obligations capitalized as inventory	319	—
Payments	(28,593)	—
Reclassification to non-current liabilities	23	(23)
Interest on withholding	—	—
Balance at December 31, 2014	$7,966	$1,806

The activity in the Company's accruals for tobacco litigation for the twelve months ended December 31, 2013 was as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement
Balance at January 1, 2013	$1,293	$5,802
Expenses	7,694	—
MSA settlements and arbitration rulings	74
Change in MSA obligations capitalized as inventory	1,106	(3,790)
Payments	(1,537)	—
Reclassification to non-current liabilities	107	(107)
Interest on withholding	—	—
Balance at December 31, 2013	$8,737	$1,905

Other Matters

Vector Tobacco’s management is unaware of any material environmental conditions affecting its leased facilities. Vector Tobacco’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, results of operations or competitive position of Vector Tobacco. Vector Tobacco’s management is also unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

9.	Related Party Transactions

Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. During 2014, 2013 and 2012, Vector Tobacco expensed $4,000, $4,000 and $1,500, respectively, for services provided by Liggett Vector Brands. These expenses have been classified as operating, selling, administrative and general expenses.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2014, 2013 and 2012
(in thousands of dollars)

In 2006, Vector Tobacco entered into an agreement with VGR to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The charges for services under this agreement amounted to $500 for each of the years ending December 31, 2014, 2013 and 2012.

On January 1, 2011, Vector Tobacco entered into a manufacturing agreement with Liggett Group LLC, an affiliate under common ownership, that will terminate on December 31, 2015 with subsequent automatic renewal for successive one year terms unless terminated by either party. Pricing is set forth in the agreement based on previously determined standard costs and invoices are sent to Vector Tobacco on a weekly basis under the agreement. In 2014, 2013 and 2012, Vector Tobacco purchased approximately 1.5 billion, 1 billion and 0.8 billion cigarettes, respectively, from Liggett and paid $97,371, $62,062 and $52,298, respectively, which included profit of $1,962, $1,232 and $997, respectively, to Liggett.

Vector Tobacco incurred additional expenses of approximately $274, $234, and $225 in 2014, 2013 and 2012, respectively, for transactions with VGR and Vector, which primarily reflects reimbursement of amounts paid on behalf of Vector Tobacco.

On August 1, 2013 Vector Tobacco entered into an updated five-year revolving credit agreement with Zoom E-Cigs LLC ("Zoom"), a company affiliated through common ownership, to fund Zoom's initial working capital requirements and other general business expenses. The agreement allows for Zoom to borrow from Vector Tobacco up to a maximum of $20 million, bearing interest at a rate of Prime plus 1% per annum. As of December 31, 2014 and 2013, the amount receivable from Zoom under the credit agreement was $17,778 and $9,595, respectively. Vector Tobacco recognized $641 and $73 of interest income under the agreement in 2014 and 2013, respectively.

Related party net (payables)/receivables consisted of the following as of December 31:

	2014	2013
Current
Due to Liggett	$(3,053)	$(3,135)
Due from Liggett Vector Brands	1,524	1,215
Total Current, net	(1,529)	(1,920)
Non-current
Due from Zoom	$17,778	$9,595

Vector Tobacco Inc.
Schedule II — Valuation and Qualifying Accounts
(in thousands of dollars)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Description
Year ended December 31, 2014
Allowance for:
Doubtful accounts	$82	$1	$78	$5
Cash discounts	32	4,139	4,102	69
Deferred tax valuation allowance	6,172	—	1,239	4,933
Sales returns	130	654	354	430
Total	$6,416	$4,794	$5,773	$5,437
Year ended December 31, 2013
Allowance for:
Doubtful accounts	$4	$78	$—	$82
Cash discounts	7	2,652	2,627	32
Deferred tax valuation allowance	11,281	—	5,109	6,172
Sales returns	67	161	98	130
Total	$11,359	$2,891	$7,834	$6,416
Year ended December 31, 2012
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	13	2,059	2,065	7
Deferred tax valuation allowance	24,427	—	13,146	11,281
Sales returns	55	77	65	67
Total	$24,499	$2,136	$15,276	$11,359